Exhibit 99.1

Anadolu Goes Live with Sapiens’ P&C Suite for its Motor Line of Business

The Turkish insurer is an existing customer that seeks to manage millions of customers and all of its business from one innovative platform as part of a transformation project

Holon, Israel – May 13, 2020 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today the successful go-live of Sapiens IDITSuite for Property & Casualty for Anadolu Sigorta’s (Anadolu’s) main line of business, motor.

Anadolu, a private insurer operating in Turkey, decided to replace its property & casualty (P&C) legacy systems as part of a transformation project. After going live with Sapiens IDITSuite for Property & Casualty, the insurer helped its thousands of agents operate more efficiently and provided an improved user experience for all stakeholders.

The recent go-live for motor products is part of Anadolu’s efforts to manage all of its lines of business from the same platform, which will enable greater agility and faster time to market of new products.

“The modularity of Sapiens IDITSuite has been a crucial factor in the success of our transformation project,” said Mehmet Abaci, CIO and deputy chief executive officer at Anadolu. “The ability to go live gradually with different lines of business, and smoothly migrate millions of contacts without any disruption to our day-to-day operations, has enabled us to continue business-as-usual today, while upgrading our digital readiness. We plan to go live with Sapiens IDITSuite for additional lines of business, to become an even more integrated and agile insurer.”

“Anadolu is a strategic partner of Sapiens,” said Roni Al-Dor, president and CEO, Sapiens. “Our local office in Turkey facilitates more fluid implementations in the region and enables onsite support. Anadolu and Sapiens personnel partnered closely to make this phase of the transformation project a success, with Anadolu actively involved in the implementation.”

Al-Dor added: “We will continue to support Anadolu’s transformation with Sapiens IDITSuite, which enables the insurer to improve business results and comply with Turkish regulations.”

About Anadolu

As a privately-owned insurance company, Anadolu Insurance Company has played an important role in the development of the insurance industry in Turkey and in the modernization of the country’s socio-economic environment in parallel with that development ever since it was founded. As part of the “Recon Project” that it launched in 1997, the company has brought all of its agencies into its data processing network through an online and real-time system. Through the benefits of information technology, it has raised the quality of its services to modern-day levels.

Backed today by a strong capital base and advanced infrastructure, Anadolu takes a pioneering approach to insurance that is focused on customer satisfaction through its principle of “Never Lose,” while seeking to encourage the spread of insurance awareness throughout Turkey.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com